Mail Stop 4561

March 11, 2009

We Tak Pang
Chief Executive Officer
Hotgate Technology, Inc.
Aitken Vanson Centre, Room 1602
61 Hoi Yuen Rd.
Kwun Tong, Hong Kong

> **Re:** **Hotgate Technology, Inc.**
> **Form 10-Q for the quarterly period ended November 30, 2008**
> **Filed on January 16, 2009**
> **Form 8-K/A**
> **Filed on January 16, 2009**
> **File No. 333-129388**

Dear Mr. Pang:

     We have reviewed your response letter dated January 16, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 17, 2008.

Form 10-Q for the quarterly period ended November 30, 2008

Consolidated Statements of Cash Flows, page 5

1. We note your response to prior comment No. 2. There should not be intermediate subtotals (labeled or unlabeled) in the operating cash flows section of the consolidated statements of cash flows. In this regard, remove the line-item "operating (loss) profit before changes in working capital" in future filings.

Item 2. Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 16

2. Your disclosures do not indicate whether depreciation and amortization is included in the gross profit margins. In this regard, tell us how you considered the guidance in SAB Topic 11B. For each year presented tell us whether any amount of depreciation and amortization has been allocated to cost of revenues.

Form 8-K/A filed on January 16, 2009

Section 9-Financial Statements and Exhibits

Consolidated Statements of Cash Flows, page 23

3. Your response to prior comment No. 3 indicates that the amounts due to the minority shareholder resulted from the normal course of business operations. Please further clarify the nature of the amounts due to the minority shareholder and why you believe such amounts should be classified as an operating activity within your consolidated statements of cash flows.

Note 4-Summary of Significant Accounting Policies

(f) Intangible Assets, page 27

4. We note your response to prior comment No. 5. Please further clarify how you determined that the estimated useful lives of your computer voice mail systems software and computer hardware and software represent the periods over which you will receive an economic benefit. In this respect, explain why you believe that the useful lives assigned to these intangible assets represent the period over which they are expected to contribute to the future cash flows. Tell us how you determined that these intangible assets will not become obsolete during that time period. Refer to paragraph 11 of SFAS 142.

 (j) Revenue Recognition, page 28

5. Your response to prior comment No. 6 indicates that you sell your voice mail systems as one unit of accounting although there is a hardware and software component to each of the sales and installations. Please clarify whether your arrangements contain a software element within the scope of SOP 97-2. Refer to paragraph 2 of SOP 97-2, including footnote 2. In addition, tell us whether you are able to establish fair value (or VSOE) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2 if applicable) for arrangements that contain software, hardware and professional service elements such as consulting and maintenance.

6. We note that in response to prior comment No. 9 you restated your financial statements to present net revenues/expenses involving Redtone as Other Income/Expense in the Consolidated Statements of Operations. Tell us why you have not presented the net amount of sales to and purchases from Redtone as part of your revenues from operations. In addition, further clarify the nature of the misclassification disclosed on page 36 that indicates you have reclassified certain expenses from general and administrative expenses to cost of sales.

Note 12-Related Party Transactions, page 33

7. Your response to prior comment No. 13. indicates that the payments originally reported as management fees paid to Redtone were actually for consulting expenses paid to an unrelated third party. Please explain why you continue to disclose the consultancy fees as a related party transaction or as fees paid to Redtone.

Note 14. Contingencies and Commitments, page 35

8. We note from your response to prior comment No. 14 that the PRC requires a $1 million capital commitment within the first two years of operations. Please further clarify the nature of this capital commitment and explain in detail why you did not accrue this commitment as of the fiscal year ended May 31, 2008.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief